Trees
1901 S Navajo St
Denver, CO 80223

July 5, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, DC 20549

Attention: Ta Tanisha Meadows

Dear Ms. Meadows:

We are in receipt of your comment letter dated June 22, 2022 to Adam Hershey, Interim Chief Executive Officer at TREES Corporation (formerly General Cannabis Corp) (the “Company”). This letter responds to your comments. For ease of reference, I have duplicated each comment below, followed by the Company’s response.

1.	Comment:

Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units is substantially in excess of its carrying value and is not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

●	the percentage by which fair value exceeded carrying value at the date of the most recent test;
●	the amount of goodwill allocated to the reporting unit;
●	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
●	a discussion of the degree of uncertainty associated with the assumptions; and
●	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

Response:

The remaining goodwill that is included on our balance sheet is a result of our Trees acquisition on September 2, 2021 and December 30, 2021. We are in the process of performing valuations on both of the transactions. The Goodwill is currently an estimate and will most likely be updated once the valuation is completed. This is disclosed in the last paragraph of the acquisition footnote. We also disclose in footnote 1, under Goodwill and Intangibles, that we test goodwill annually and/or if an event occurs where we believe goodwill should be impaired. On subsequent filings – we can add additional language stating there were no other reporting units at risk of failing the impairment tests.

2.	Comment:

Please revise to present “Loss on impairment of assets” as an operating expense in your calculation of “Operating loss.”

Response:

We agree with your comment. We performed a SAB 99 analysis in response to your comment. We examined both qualitative and quantitative factors in regard to the classification of the Loss on impairment of assets. In our analysis, we reviewed the magnitude of the re-classification and reviewed the probability that the judgement of a reasonable person relying upon the report would have been changed by the correction of this item. The Company evaluated the qualitative factors that must also be taken into consideration as to what is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of this item. The Company determined this difference would not be material to a user. With this, we propose to correct in future filings with an addition of a reclassification note to the financial statements.

3.	Comment:

For each acquisition please disclose a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. Refer to ASC 805-30-50-1a.

Response:

We agree with your comment and will update on future filings. We reviewed both qualitative and quantitative factors and believe the additional disclosure would not affect the users of the financial statements. We propose to add the additional language in future filings.

4.	Comment:

Please amend to include management’s annual report on internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.

Response:

We agree with your comment and will amend the Company’s Form 10-K for the year ended December 31, 2021 to include the requested report. The following disclosure will be added “We carried out an evaluation under the supervision and with the participation of management, including our Principal Executive Officer and Principal Financial and Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021, the end of the period covered by this report. Based on that evaluation, our Principal Executive Officer and Principal Financial and Accounting Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2021."

5.	Comment:

Please tell us why only one year of audited financial statements is provided for both acquisitions.

Response:

The audit conducted was for a two-year period, however, the audit firm issuing the opinion did not issue the correct opinion and was overlooked. We will arrange for the auditor to issue a new audit opinion reflecting both audited years and file an amended 8K/A.

Please confirm that the Division has no further comments in respect of the above. I can be reached at 917-880-0743 and the Company’s Chief Financial Officer, Jessica Bast, at 303-759-1300 should you wish to discuss.

Sincerely,

TREES Corporation (f/k/a General Cannabis Corp)

By:	/s/ David R. Fishkin
David R. Fishkin
General Counsel

cc:	Adam Hershey (Interim CEO)
Jessica Bast (CFO)